UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MakeMyTrip Limited (“MakeMyTrip”) is incorporating by reference the information set forth in this Form 6-K into its registration statement on Form F-3 (File No. 333-193943) filed with the United States Securities and Exchange Commission on February 14, 2014, as amended, which became effective on March 10, 2014.

Other Information

Amendment No. 1 to the Transaction Agreement

MakeMyTrip, MIH Internet SEA Pte. Ltd. (“Parent”) and MIH B2C Holdings B.V. (“Guarantor”) entered into an Amendment No. 1 dated January 13, 2017, (“Amendment No. 1”) to the Transaction Agreement dated October 18, 2016, by and among MakeMyTrip, Parent and, solely for the purposes of Article XIII thereof, Guarantor (“Transaction Agreement”).

Amendment No. 1 extends the Outside Date (as defined in the Transaction Agreement) from January 16, 2017 to April 1, 2017.

The foregoing description of the Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment No. 1, which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Exhibit

99.1	Amendment No 1. to Transaction Agreement, dated January 13, 2017, by and among MakeMyTrip Limited, MIH Internet SEA Pte. Ltd. and MIH B2C Holdings B.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2017

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer